Exhibit 99.1

Cascades sells its two fiber panel divisions

Kingsey Falls (Québec), May 10, 2004 — Cascades Inc. (« Cascades ») (symbol : CAS-TSX) announces the sale of its Convermat and Matériaux Cascades divisions located in Louiseville, Québec. The terms of the transaction were not disclosed.

A member of the Specialty Products Group and owned by Cascades since 1980, Matériaux Cascades and Convermat manufacture and convert siding panels for the construction industry which are sold in the North-American market. The wood fiber based products include amongst other things, insulating roofing panels, acoustic panels and fireproof panels, respectively known under the SonopanTM, SonobaseTM and SecurpanTM brands.

Commenting on the transaction, Mr. Alain Lemaire, President and Chief Executive Officer of Cascades declared: “This sale was a difficult decision given the employees’ tremendous involvement and the products’ market notoriety. However, we received a good offer at a time where we were questioning these assets, which offer very few synergies with our other sectors of activity. I remain nevertheless confident for the future of these plants and their 80 employees.”

Cascades is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Information :	Source :

Mr. Marc Jasmin C.M.A. Director, Investor Relations Cascades (514) 231-2360 marc_jasmin@cascades.com	Mr. Mario Plourde President and Chief Operating Officer Cascades Specialty Products Group